Crooked City Cider LLC

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
Interest Income	207.36
Sales	32,290.16
Beverage Sales	213,170.32
Discounts Given	-18,548.09
Merchant Sales	92,502.59
Refunds	-90.30
Total Sales	**319,324.68**
Sales of Product Income	112,804.28
Card Sales	8,345.69
Total Sales of Product Income	**121,149.97**
Square Sales	3,508.00
Total Income	**$444,190.01**
Cost of Goods Sold	
Cost of Goods Sold	45,373.29
Purchases for Resale	1,450.32
Supplies & Materials - COGS	481.66
Tasting Room Supplies	2,818.16
Total Cost of Goods Sold	**$50,123.43**
GROSS PROFIT	**$394,066.58**
Expenses	
Advertising/Promotional	2,339.10
Auto	
Gas & Fuel	4,295.76
Insurance	3,563.36
Parking & Tolls	36.15
Repair & Maintenance	97.27
Total Auto	**7,992.54**
Bank Service Charge	105.00
Dues & subscriptions	693.29
Health Care	53.63
Insurance	
General Insurance	32,100.00
Personal Insurance	3,694.00
Total Insurance	**35,794.00**
Interest Expense	15,958.98
Late Fees	0.00
Legal & Professional Fees	18.62
Accounting, Bookkeeping & Tax Services	2,049.89
Total Legal & Professional Fees	**2,068.51**

Crooked City Cider LLC

PROFIT AND LOSS
January - December 2019

	TOTAL
Licenses	2,578.00
Meals & Entertainment	5,069.62
Memberships	56.00
Merchant Service Fees	12,434.13
Office Supplies	545.84
Office/General Administrative Expenses	586.77
Outside Services	6,344.88
Payroll Expenses	270.13
Processing Fees	1,012.38
Salaries & Wages	12,327.13
Taxes	4,070.61
Total Payroll Expenses	**17,680.25**
QuickBooks Payments Fees	660.00
Rent	
CAM(Common area maintenance)	25,938.38
Office	102,449.00
Total Rent	**128,387.38**
Repair & Maintenance	350.50
Shipping	2.85
Staff Tips	189.00
Tax - LLC	250.00
Telephone Expense	5,096.61
Travel	1,360.31
Utilities	10,567.27
Website Expenses	122.88
Total Expenses	**$257,287.34**
NET OPERATING INCOME	**$136,779.24**
Other Income	
Grant By City of Oakland	35,000.00
Rental Income	16,593.75
Sale of Equipment	6,429.73
Total Other Income	**$58,023.48**
Other Expenses	
Reconciliation Discrepancies	12.59
Total Other Expenses	**$12.59**
NET OTHER INCOME	**$58,010.89**
NET INCOME	**$194,790.13**